January 21, 2014	WRITER’S DIRECT DIAL (415) 984-8833

VIA EDGAR	WRITER’S E-MAIL ADDRESS phealy@omm.com

Mr. Duc Dang

Special Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Healthcare Trust of America, Inc. Preliminary Proxy Statement on Schedule 14A Filed December 30, 2013 File No. 001-35568

Dear Mr. Dang:

On behalf of Healthcare Trust of America, Inc., a Maryland corporation (the “Company”), we hereby respond to the letter dated January 10, 2014 (the “Letter”) setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Company’s above-referenced preliminary proxy statement on Schedule 14A.

On behalf of the Company, we are responding below to the Staff’s Letter. A revised preliminary proxy statement is being filed concurrently herewith. For the convenience of the Staff, the comment from the Letter is restated in bold prior to our response on behalf of the Company.

General

1.	Please tell us how consolidating all of the modifications to the charter into one proposal is consistent with Rule 14a-4(a)(3) of the Exchange Act. Alternatively, please revise to present the modifications specifically related to the director voting standards and the other NASAA REIT Guidelines as two separate proposals.

Concurrently with the filing of this response letter, the Company has filed via EDGAR a revised preliminary proxy statement which bifurcates the changes to the director voting standards and the changes to the other NASAA REIT Guidelines as two separate proposals.

†  In association with Tumbuan & Partners

*    *    *

In connection with this response to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any matters with respect to this letter, please do not hesitate to contact me by telephone at (415) 984-8833 or by email at phealy@omm.com.

Respectfully submitted,

/s/ Peter T. Healy

Peter T. Healy, Esq.

of O’MELVENY & MYERS LLP

Attachment

cc:    Ms. Kellie S. Pruitt (w/ att.) via e-mail